February 3, 2014

VIA EDGAR

Ms. Loan Lauren P. Nguyen

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             AAR CORP.

Amendment No. 1 to Registration Statement on Form S-4

Response Dated January 14, 2014

File No. 333-191850

Dear Ms. Nguyen:

Reference is made to your comment letter dated January 30, 2014 relating to our responses to the comments in your letter dated December 23, 2013 regarding the above referenced Amendment No. 1 to Registration Statement on Form S-4 (the “Registration Statement”) of AAR CORP. (the “Company”) and subsidiary registrants.  In response to your letter, the Company and the subsidiary registrants have filed Amendment No. 2 to the Registration Statement.  The Company further provides the following responses in conjunction with the filing of the amendment.  For convenience, we have reproduced your comments in bold typeface and set forth the Company’s responses in regular typeface below the comment.

Exhibit 5.3

1.                                      We note your response to our prior comment 1.  Please either provide us with a basis under the federal securities laws for the inclusion of the jurisdictional provisions under item 7.4, or remove them.  Additionally, it appears that the opinion conditions reliance upon acceptance of these provisions which may implicitly limit reliance by purchasers in the offering.  Please have counsel remove these conditions.

Response:

Counsel has revised the opinion filed as Exhibit 5.3 to the Registration Statement to remove the jurisdictional provisions and the condition of acceptance of such provisions.  The revised opinion has been filed with the amendment.

Exhibit 5.4

2.                                      We note your response to our prior comment 2.  It does not appear that the statement that the opinion “may not be used for any other purpose without counsel’s prior written consent” has been revised.  We believe that this statement constitutes a limitation on reliance by purchasers in the offering.  Please have counsel remove it.

Response:

Counsel has revised the opinion filed as Exhibit 5.4 to the Registration Statement to remove the limitation of reliance by purchasers in the offering.  The revised opinion has been filed with the amendment.

In addition to responding to your letter dated January 30, Amendment No. 2 updates financial information through the Company’s fiscal quarter ended November 30, 2013.

If you have any questions regarding this letter, please call me at (630) 227-2050 or Robert J. Minkus of Schiff Hardin LLP at (312) 258-5584.

Very truly yours,

/s/ Robert J. Regan
Robert J. Regan
Vice President, General Counsel and Secretary

cc:	Robert J. Minkus
Schiff Hardin LLP